Bradford & Bingley

03 SEP 30 AM 7:21

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

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SUPPL

03032347

Tel. 01274 806106

22 September 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

pp Phil Kershaw
Deputy Company Secretary

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

dlo 9/30

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA

22 September 2003

BRADFORD & BINGLEY PLC AGREES TO ACQUIRE IFA,

THE AITCHISON & COLEGRAVE GROUP LTD

Bradford & Bingley Plc today announces that it has agreed to acquire The Aitchison & Colegrave Group Ltd, the leading privately owned IFA in Scotland. This follows the acquisition of Holden Meehan in June 2003 and further accelerates the Group's strategy of building a high quality comprehensive financial planning proposition in the mid to high net worth market, complementing its high street presence through The MarketPlace brand. Completion of the deal is subject to regulatory approval.

With four offices and twenty advisers, Aitchison & Colegrave focuses on financial planning for corporate and individual customers. In the year ending 31 July 2002, Aitchison & Colegrave had a turnover of £4.1million and net assets of £2.5 million.

Upon completion, Aitchison & Colegrave will be rebranded Charcol Aitchison & Colegrave. Its current management will remain within the business, playing an important role in developing the Charcol financial planning capability. The addition of Aitchison & Colegrave and Holden Meehan to the Charcol stable builds on Charcol's current position as the UK's leading mortgage IFA, increasing both the range of services it offers to clients and its ability to attract new customers.

Commenting on the acquisition, Christopher Rodrigues, Group CEO, said

"This latest IFA acquisition brings further financial planning skills to our Charcol business and creates immediate scale in the Scottish market, complementing the presence of Charcol Holden Meehan in Bristol and London. This is another step towards achieving our ambition of making Charcol one of the country's leading financial planning brands ahead of regulatory change."

Bradford & Bingley is currently the UK's largest IFA through its two brands; The MarketPlace and Charcol.

Ends

For further information:

Press Office:

Siobhan Hotten

Bradford & Bingley plc

Tel: 020 7067 5627

Fax: 020 7067 5656

Email: siobhan.hotten@bbg.co.uk

Andrew Grant

Tulchan Communications Limited

Tel: 020 7353 4200

Fax: 020 7353 4201

Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
Tel: 01274 806112

Fax: 01274 554357

Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster

Macmaster & Company

Tel: 020 7493 9500

Fax: 020 7493 9600

Email: k.macmaster@macmaster.co.uk

Notes to Editors

THE AITCHISON & COLEGRAVE GROUP LTD

- The Aitchison & Colegrave Group was formed in 1983 and operates from four branches in Glasgow, Edinburgh, Aberdeen and London. The Aitchison & Colegrave Group is now the largest privately owned IFA in Scotland and is currently rated in the top 50 in the United Kingdom. (Source: Financial Adviser, October 2002)

- The Aitchison & Colegrave Group provides a wide range of investment, tax shelter and financial planning services for individuals, partnerships, and companies. Although its services are primarily geared towards private clients and small companies, it is also retained by a number of leading UK and multinational companies to provide a range of "in-house" services for directors, management and employees. The Aitchison & Colegrave Group also operates a "Professional Advisers Division" to cater for the specialist requirements of accountants and solicitors.

- The Aitchison & Colegrave Group became the very first Independent Financial Adviser in Scotland to be awarded the prestigious Investor In People accreditation in recognition of the importance it places on adviser training and development.

BRADFORD & BINGLEY Plc

- Bradford & Bingley offers independent advice on mortgages, investments, pensions and insurance under The MarketPlace and Charcol brands.

- Bradford & Bingley manufactures savings products and focuses its own mortgage lending on specialist loans via its Mortgage Express subsidiary.

- The group has national distribution through a range of channels including over 500 branches, online services, over 1,000 financial advisers and a number of third party distributors.

- The Bradford & Bingley Group has over 7,500 staff.

- Bradford & Bingley floated on 4th December 2000 and has over 1.5 million private shareholders.

- Prior to floatation Bradford & Bingley was the UK's second largest building society, formed in 1964 from the merger of the Bradford Equitable and the Bingley Building Society, both originally formed in 1851.

- As part of its strategy to concentrate on providing independent financial advice on a broad range of financial products, Bradford & Bingley acquired independent mortgage broker John Charcol in February 2000, including the UK's largest online mortgage broker, Charcolonline.

- Bradford & Bingley owns Mortgage Express which specialises in buy-to-let and investment mortgages. It acquired the Mortgage Express business in May 1997. The acquisition also gave the Society access to securitisation expertise and a strong lending brand in the intermediary sector.

- Bradford & Bingley is also the UK's fourth largest estate agency having acquired Black Horse Agencies from Lloyds TSB in April 1998. Strong local estate agency brands were retained within an overall branding of Bradford & Bingley Estate Agents. The Group offers a broad range of property services, including residential house sales along with residential lettings and property management.

- The Group also has one of the largest surveying businesses in the UK, providing survey and related services for customers of the Group and survey panel management services to 20 lenders.